UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Carlyle Credit Income Fund

(Name of Subject Company (Issuer))

CG Subsidiary Holdings L.L.C.

(Name of Filing Person (Offeror))

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number of Class of Securities)

Jeffrey Ferguson, Esq.

The Carlyle Group Inc.

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

Marisa Stavenas, Esq.

John G. O’Connell, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), on July 18, 2023, as amended on August 14, 2023 to extend the Expiration Date to 11:59 p.m., New York City time, on August 28, 2023 unless further extended (“Amendment No. 1”) (as so amended, the “Schedule TO”), in connection with the Purchaser’s offer to purchase shares of beneficial interest (the “Shares”) of Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust (the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2023 (as amended by Amendment No. 1, the “Offer to Purchase”), which was previously filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended by Amendment No. 1, the “Letter of Transmittal”), which was previously filed with the Schedule TO as Exhibit (a)(1)(B), which, together with this Amendment No. 2 collectively constitute the “Offer.”

The purpose of this Amendment No. 2 is to amend the Offer to provide that the price per Share in the Offer is the Company’s net asset value per Share at August 14, 2023 (the original Expiration Date of the Offer) and therefore that the maximum number of Shares the Purchaser will purchase in the Offer is 3,012,049 (for a maximum purchase price of $25,000,006.70).

Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal. All capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented to reflect the amendment of the Offer to provide that the Purchaser is offering to purchase up to 3,012,049 Shares of the Company at a price equal to $8.30 per Share, which is the Company’s net asset value per Share at August 14, 2023. Each item is more particularly amended and supplemented as set forth below.

ITEM 1. Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

The first bullet of the subsection of “Summary Term Sheet” of the Offer to Purchase captioned “Principal Terms” is hereby amended and restated as follows:

•

CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), is offering to purchase up to 3,012,049 shares of beneficial interest (the “Shares”) of Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust (the “Company”), at a price equal to $8.30 per Share, the Company’s net asset value per Share at August 14, 2023 (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. The Offer is being made pursuant to a Transaction Agreement, dated January 12, 2023 (the “Transaction Agreement”), by and between the Company and Carlyle Global Credit Investment Management L.L.C., an indirect subsidiary of the Purchaser (“CGCIM”), pursuant to which CGCIM became the investment adviser to the Company on July 14, 2023. See Section 11 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.”

The second bullet of the subsection of “Summary Term Sheet” of the Offer to Purchase captioned “Principal Terms” is hereby amended and restated as follows:

•	The Shares are listed and traded on The New York Stock Exchange (“NYSE”) under the symbol “CCIF.” On August 14, 2023 the closing price of the Shares on the NYSE was $7.82 per Share.

The fourth bullet of the subsection of “Summary Term Sheet” of the Offer to Purchase captioned “Principal Terms” is hereby amended and restated as follows:

•

If more than 3,012,049 Shares are validly tendered to the Purchaser, in accordance with the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, before the Expiration Date and not withdrawn, pursuant to Section 4 — “Withdrawal Rights”, the Purchaser will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Purchaser reserves the right in its sole discretion to purchase additional Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) and Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). There will not be a subsequent offering period.

The sixth bullet of the subsection of “Summary Term Sheet” of the Offer to Purchase captioned “Principal Terms” is hereby amended and restated as follows:

•

The Offer is not conditioned upon any financing arrangements. The Purchaser intends to finance the acquisition of up to 3,012,049 Shares (which represents a maximum of $25,000,006.70 in value of Shares) in the Offer with cash on hand. See Section 12 — “Source and Amount of Funds.”

ITEM 2. Subject Company Information.

Item 2 is hereby amended and supplemented as follows:

The last sentence of subsection (b) of Item 2 of the Schedule TO is hereby amended and restated as follows:

Subject to the conditions set forth in the Offer to Purchase, the Purchaser will purchase up to 3,012,049 Shares that are tendered by holders of the Shares and not withdrawn as described in the Offer to Purchase.

ITEM 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 2 are hereby incorporated into this Item 4 by reference.

The first paragraph of the section of the Offer to Purchase captioned “Acceptance for Payment and Payment for Shares” is hereby amended and restated as follows:

We will accept for payment and pay for, promptly after the Expiration Date (in any event, no more than two business days after the consummation of the Offer), all shares validly tendered and not validly withdrawn prior to the Expiration Date (such date referred to as the “Settlement Date”). However, if more than 3,012,049 Shares are validly tendered to the Purchaser, in accordance with the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, before the Expiration Date and not withdrawn, pursuant to Section 4 — “Withdrawal Rights” below, the Purchaser will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Purchaser reserves the right in its sole discretion to purchase additional Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) and Rule 14e-1(b) under the Exchange Act.

2

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 2 are hereby incorporated into this Item 5 by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 2 are hereby incorporated into this Item 6 by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 2 are hereby incorporated into this Item 7 by reference.

The section of the Offer to Purchase captioned “Source and Amount of Funds” is hereby amended and restated as follows:

The Purchaser intends to finance the acquisition of up to 3,012,049 Shares (which represents a maximum of $25,000,006.70 in value of Shares) in the Offer with cash on hand. The Offer is not conditioned upon any financing arrangements.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CG Subsidiary Holdings L.L.C.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director

Date: August 15, 2023

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 18, 2023.

(a)(1)(B)*	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(5)(A)*	Schedule 13D/A in respect of the Company filed on July 17, 2023.

(b)	None.

(d)(1)*	Transaction Agreement between Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund) and Carlyle Global Credit Investment Management, L.L.C., dated as of January 12, 2023 (incorporated by reference to Exhibit 3 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(2)*	Investment Advisory Agreement, dated July 14, 2023, by and between Carlyle Global Credit Investment Management, L.L.C. and Carlyle Credit Income Fund (incorporated by reference to Exhibit (2)(g) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(3)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 4 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(4)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 5 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(5)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Securities Fund, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 6 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(6)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 7 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(7)*	Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P. and certain of its clients, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 8 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(8)*	Expense Limitation Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(2) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(9)*	Fee Waiver Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(3) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(g)	None.

(h)	None.

107*	Calculation of Filing Fee Table

*	Previously filed on July 18, 2023 as an exhibit to the Schedule TO.